April 23, 2007
Via Fax and Edgar
Ms. Tabatha Akins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

RE:	Biodel Inc. Form S-1 Registration Statement File No. 333-140504
Dear Ms. Akins:
     On behalf of Biodel Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 23, 2007, with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on February 7, 2007, as amended by Amendment No. 1 filed on March 27, 2007 (as amended, the “Form S-1”), as supplemented by our letters to you dated April 12, 2007 and April 19, 2007.
     All responses provided herein are based solely on information provided by the Company.
     For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.
Index to Financial Statements, page F-1
Notes to Financial Statements, page F-7
Share-Based Compensation, page F-10
1.	We have reviewed your response to our prior comment number one, and have the following comments:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 23, 2007

a.	With respect to Question Four of SAB 107, please confirm that the traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options at each valuation date. We note that your response only references the December 19, 2006.
RESPONSE: The Company confirms that the exercise prices of the traded options of the companies in the Company’s comparable company group have exercise prices that are near-the-money, and the Company refers you in that regard to the table set forth on page 4 of the EDGAR version of the Company’s April 19, 2007 response letter across from the caption “Exercise Price of Traded Options.” The prices of all of the actively traded options of the comparable companies used for evaluation purposes were within 10% of the share prices of the comparable companies on that same day.
The Company also confirms that, other than with regard to Amylin Pharmaceuticals, Inc., the exercise prices of the traded options of the companies in the Company’s comparable company group were within approximately 10% of the weighted average exercise prices of the employee share options of those companies, as disclosed in the respective financial statements of those companies, and, accordingly, were close to the exercise price of those employee share options.
Furthermore, the Company notes that in 2005, at the date of the retrospective valuation, it was involved in Phase I trials of its products for the treatment of diabetes. Neither the Company nor its unrelated valuation specialist is aware of any companies involved in the development of products for the treatment of diabetes that were also “Phase I” companies at the relevant 2005 valuation date, or of any Phase I biopharmaceutical companies whose options had a sufficient level of trading activity to be useful in deriving implied volatility. Accordingly, and for the reasons set forth in the Company’s April 19, 2007 response, the Company used a 2006 implied volatility as a reasonable presentation of use in 2005.
b.	Further, it is unclear whether you considered if the remaining maturities of the traded options on which the estimate is based are at least one year. As this is also a factor cited in Question Four of SAB 107, please tell us what consideration was given to this factor.
RESPONSE: The maturities of the actively-traded options that the Company relied upon to calculate the implied volatility of the stocks of the Company’s comparable company group were less than one (1) year, as the Company is not aware of any actively traded options of those companies with maturities of at least one (1) year. The Company notes that the guidance provided in Questions 3 and 4 in SAB 107, Topic 14.D.1. with regard to the factors to be considered in concluding that implied volatility could be relied upon exclusively does not require that all factors be present. As noted in the Company’s response dated April 19, 2007, the Company met four (4) of the five (5) relevant factors cited. Based on the

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 23, 2007

Company’s satisfaction of those four (4) factors, the Company determined that relying solely on implied volatility was reasonable.
c.	In the April 19, 2007 conference call, you indicated that your volatility range was within the range of volatilities for companies that you considered in your research. Please tell us the names of the companies that you considered with volatilities that were on the lower end of the scale.
RESPONSE: Based on a review of filings via EDGAR, since the beginning of 2006, there have been two (2) initial public offerings by biopharmaceutical companies that used volatility levels below 60% in calculating their stock-based compensation expense. These companies were Omrix Biopharmaceuticals, Inc. (26%-46%) and Emergent BioSolutions, Inc. (50%). In 2005, three (3) initial public offerings used volatility levels below 60% to calculate their stock-based compensation: Icagen, Inc. (40%), Advanced Life Sciences, Inc. (54%) and Avalon Pharmaceuticals (56.1%).
d.	Lastly, we are still unsure why your volatility range is significantly lower than most other companies that have recently gone public. Please provide additional support clarifying this fact.
RESPONSE: The Company believes that it has demonstrated its good faith effort to determine a reasonable estimate of volatility that is consistent with FASB 123R and the guidance provided in SAB 107. The Company’s volatility range is also consistent with what the Company believes is the prevailing and generally accepted modern financial theory that holds that in making investment decisions, market participants are forward-looking. These investors value stocks based on the probabilities of a range of possible future events and future outcomes, rather than relying on historical volatility in making their investment decisions.
In addition, and as the Company explained in its April 19, 2007 response, the reasonableness of the Company’s conclusion is validated if one considers the average 60% historical volatility level of the Company’s comparable company group and, following the considerations in Section e of Paragraph A32 of SFAS 123R, adjusts the expected volatility levels for the differences in leverage between the Company’s capital structure and that of the companies in its comparable company group. After taking into account this adjustment, and the relative lower volatility of the Company’s stock compared with the companies in the comparable company group (due to the relatively earlier stage of development of the Company’s operations compared to the operations of its comparable company group on the relevant valuation dates), the volatility percentage used by the Company falls within the range for the unleveraged, adjusted historical volatility levels of the comparable company group as at the relevant valuation dates.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 23, 2007

In summary, the Company believes that it has made a good faith determination of the volatility level to be used in calculating its stock-based compensation, which is consistent with all applicable accounting guidance, and is validated by a comparison to the unleveraged, adjusted historical volatility level. Accordingly, the Company respectfully submits that its determination is appropriate.
     Please do not hesitate to contact me with any questions or comments regarding the foregoing response.

Very truly yours, /s/ William D. Freedman William D. Freedman

cc:	Mr. Jeffrey P. Riedler US Securities and Exchange Commission

Mary K. Fraser, Esq. US Securities and Exchange Commission

Lisa Vanjoske US Securities and Exchange Commission

Solomon S. Steiner, Ph.D. Biodel Inc.

Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP

Michael J. Shef, Esq. Troutman Sanders LLP